FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020
Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated January 28, 2020 of Performance Shipping Inc. (the “Company”) announcing (i) the Company's financial results for the fourth quarter and year ended December 31, 2019 and (ii) that, through a separate wholly-owned subsidiary, the Company took delivery of the M/T P. Fos (formerly M/T Virgo Sun), a 2007-built Aframax tanker vessel of 115,577 dwt that the Company entered into an agreement to purchase in November 2019.

The information contained in this Report on Form 6-K, excluding the included quote by Mr. Andreas Michalopoulos, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, the Company's registration statement on Form F-3 (File no. 333-215748), as amended and filed with the SEC with an effective date of March 7, 2017, and the Company's registration statement on Form F-3 (File No. 333-216944), filed with the SEC with an effective date of May 11, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC. (registrant)
Dated: January 28, 2020	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 99.1
Corporate Contact:
Ioannis Zafirakis
Director, Chief Strategy Officer and Secretary
Telephone: + 30-216-600-2400
Email: izafirakis@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2019;
ANNOUNCES DELIVERY OF THE AFRAMAX TANKER VESSEL, THE M/T P. FOS

ATHENS, GREECE, January 28, 2020 – Performance Shipping Inc. (NASDAQ: DCIX), (the “Company”), a global shipping company specializing in the ownership of vessels, today reported a net loss of $12.2 million for the fourth quarter of 2019, compared to a net loss of $0.4 million for the same period of 2018. The loss for the fourth quarter of 2019 includes $13.9 million of impairment charges for one vessel, without which the result for the quarter would have been net income of $1.7 million. The loss for the fourth quarter of 2018 includes $0.3 million of impairment charges for one vessel, without which the result for the quarter would have been a net loss of $0.1 million.
Voyage and time charter revenues were $10.6 million for the fourth quarter of 2019, compared to $6.1 million for the same period of 2018. This increase is mainly attributable to the revenues contributed by the tanker vessels “Blue Moon” and “Briolette”, acquired in August and November 2019, respectively, and is partially off-set by the decreased revenues of the container vessels “Pamina” and “Pucon”, following their sale in October and November 2019, respectively.
Net loss for the year ended December 31, 2019, amounted to $32.1 million, compared to a net loss of $52.9 million for the year ended December 31, 2018. The loss for 2019 includes $31.6 million of impairment charges for three vessels and $0.1 million of loss on the sale of two vessels, without which the result for the year would have been a net loss of $0.4 million. The loss for 2018 includes $20.7 million of impairment charges for two vessels and $16.7 million of aggregate loss on the sale of seven vessels, without which the result for the year would have been a net loss of $15.5 million. Voyage and time charter revenues for the year ended December 31, 2019, amounted to $26.8 million, compared to $25.6 million for the year ended December 31, 2018.
Commenting on the results of the fourth quarter of 2019, Mr. Andreas Michalopoulos, the Company’s Deputy Chief Executive Officer, Chief Financial Officer and Treasurer stated:
“We are very excited about Performance Shipping Inc.’s increased tanker presence, which has contributed to turning the Company profitable by $1.7 million this quarter, excluding the non-cash accounting impairment losses of $13.9 million associated with the reduction of our exposure to the container segment.”
As of January 27, 2020, the Company had 49,021,001 shares of common stock issued and outstanding.

Delivery of the M/T P. Fos
Separately, the Company announced that yesterday, January 27, 2020, through a separate wholly-owned subsidiary, it took delivery of the M/T P. Fos (formerly M/T Virgo Sun), a 2007-built Aframax tanker vessel of 115,577 dwt that the Company entered into an agreement to purchase in November 2019.
Fleet Employment Profile (As of January 28, 2020)
Performance Shipping Inc.’s fleet is employed as follows:

Vessel	Gross Rate (USD Per Day)	Com*	Charterers	Delivery Date to Charterers**	Redelivery Date to Owners***	Notes
BUILT CAPACITY
3 Aframax Tanker Vessels

BLUE MOON	Spot	-	-	-	- - -
2011 104,623DWT
BRIOLETTE	Spot	-	-	-	- - -
2011 104,588DWT
P. FOS	-	-	-	-	- - -

2007 115,577DWT
1 Panamax Container Vessel

DOMINGO	$10,500	3.50%	CMA CGM	3-Apr-19	22-Oct-19
	$10,500	3.50%		22-Oct-19	15-Jan-20
	$11,850	3.50%		15-Jan-20	26-Feb-20 - 8-Apr-20
2001 3,739TEU
1 Post - Panamax Container Vessel

PUCON	$24,000	3.75%	Wan Hai Lines (Singapore) Pte Ltd.	10-Sep-19	18-Nov-19	1

2006 6,541TEU
ROTTERDAM	$20,500	3.75%	Wan Hai Lines (Singapore) Pte Ltd.	25-Jul-19	6-Oct-19
	$25,000	1.25%	Ocean Network Express Pte. Ltd.	10-Oct-19	31-Dec-19
	$23,000	1.25%	Hapag-Lloyd AG	7-Jan-20	12-Mar-20 - 11-Apr-20	2
2008 6,494TEU

* Total commission paid to third parties.
** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
*** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.
1 "Pucon" sold and delivered to her new owners on November 21, 2019.
2 "Rotterdam" sold and expected to be delivered to her new owners at the latest by mid-May 2020.

Summary of Selected Financial & Other Data
	For the three months ended December 31,		For the years ended December 31,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars):
Voyage and time charter revenues	$10,580	$6,078	$26,846	$25,566
Voyage expenses	2,083	223	3,447	1,267
Vessel operating expenses	2,605	2,813	11,321	15,453
Net loss	(12,228)	(395)	(32,057)	(52,895)
FLEET DATA
Average number of vessels	4.0	4.0	4.2	6.3
Number of vessels	4.0	4.0	4.0	4.0
Ownership days	367	368	1,516	2,307
Available days	367	368	1,516	2,284
Operating days	330	368	1,401	2,177
Fleet utilization	89.9%	100.0%	92.4%	95.3%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$23,153	$15,910	$15,435	$10,639
Daily vessel operating expenses (2)	$7,098	$7,644	$7,468	$6,698

*	Number of vessels excludes vessels that the Company has contracted to purchase but have not been delivered to the Company as at December 31, 2019.

____________________
(1)
Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters and bareboat charters).

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

About the Company
Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of vessels. The Company’s vessels are employed primarily on charters with leading charterers.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for our vessels, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

PERFORMANCE SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended December 31,		For the years ended December 31,
	2019	2018	2019	2018
REVENUES:	(unaudited)	(unaudited)	(unaudited)
Voyage and time charter revenues	$10,580	$6,078	$26,846	$25,566

EXPENSES:
Voyage expenses	2,083	223	3,447	1,267
Vessel operating expenses	2,605	2,813	11,321	15,453
Depreciation and amortization of deferred charges	891	890	3,684	4,945
Management fees	100	-	147	-
General and administrative expenses	2,733	2,319	8,162	8,030
Impairment losses	13,934	265	31,629	20,654
Loss on vessels' sale	127	-	127	16,700
Foreign currency (gains) / losses	10	(9)	(7)	(44)
Operating loss	$(11,903)	$(423)	$(31,664)	$(41,439)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(398)	-	(651)	(11,520)
Interest income	73	28	258	64
Total other income /(expenses), net	$(325)	$28	$(393)	$(11,456)

Net loss	$(12,228)	$(395)	$(32,057)	$(52,895)

Loss per common share, basic and diluted	$(0.32)	$(0.03)	$(1.12)	$(5.60)

Weighted average number of common shares, basic and diluted	38,548,023	13,334,110	28,646,763	9,450,555

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
	For the three months ended December 31,		For the years ended December 31,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)
Net loss	$(12,228)	$(395)	$(32,057)	$(52,895)
Other comprehensive income (Actuarial gain)	12	51	12	51
Comprehensive loss	$(12,216)	$(344)	$(32,045)	$(52,844)

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)
	December 31, 2019	December 31, 2018*
ASSETS	(unaudited)

Cash and cash equivalents	$26,363	$10,493
Advances for vessel acquisitions and other vessels' costs	11,017	-
Vessels, net	82,871	85,870
Other fixed assets, net	993	998
Other assets	9,325	2,725
Total assets	$130,569	$100,086

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt, net of unamortized deferred financing costs	$32,283	$-
Other liabilities	4,048	4,510
Total stockholders' equity	94,238	95,576
Total liabilities and stockholders' equity	$130,569	$100,086

* The balance sheet data as of December 31, 2018 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA

	For the three months ended December 31,		For the years ended December 31,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by / (used in) Operating Activities	$(305)	$507	$(4,194)	$(330)
Net Cash provided by / (used in) Investing Activities	3,188	311	(18,517)	93,151
Net Cash provided by / (used in) Financing Activities	15,981	4,217	38,581	(88,772)